Notice Dated April 26, 2021

PERSPECTIVE FOCUS
FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

This Notice Document (“Notice”) provides certain updated information about your Perspective Focus Fixed and Variable Annuity contract (“Contract”), which is no longer available for purchase.
Jackson National Life Insurance Company (“Jackson”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Jackson and for Jackson National Separate Account - I (“Separate Account”) are available, free of charge, at jackson.com/product-literature-4.html. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call 1-800-644-4465 or send an email request to customercare@jackson.com.

Your Contract prospectus dated April 27, 2020 contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS
DEFINITIONS	1
UPDATED INFORMATION ABOUT YOUR CONTRACT	2
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	3
APPENDIX A (FUNDS AVAILABLE UNDER THE CONTRACT)	A-1
BACK COVER PAGE	B-1

DEFINITIONS

Contract Anniversary – each one-year anniversary of the Contract’s Issue Date.

Contract Value – the sum of the allocations between the Contract’s Investment Divisions, Guaranteed Fixed Account and Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account.

Contract Year – the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2021 then the end of Contract Year 0-1 would be January 14, 2022, and January 15, 2022, which is the first Contract Anniversary, begins Contract Year 1-2.

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Guaranteed Fixed Account and the GMWB Fixed Account, which are available to our creditors.

Guaranteed Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account – part of our General Account to and from which automatic transfers of your Contract Value may be required according to non-discretionary formulas. The Contract Value allocated to the GMWB Fixed Account will earn a stated rate of return over a specified period.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract’s value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

Issue Date – the date your Contract is issued.

Separate Account – Jackson National Separate Account - I. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

UPDATED INFORMATION ABOUT YOUR CONTRACT

Effective April 26, 2021, the following changes were made to the Funds available under the Contract:

Fund name changes
1.JNL/American Funds® Blue Chip Income and Growth Fund to JNL/American Funds® Washington Mutual Investors Fund;
2.JNL/Vanguard Equity Income Fund to JNL/WMC Equity Income Fund;
3.JNL/Vanguard International Fund to the JNL/Baillie Gifford International Growth Fund;
4.JNL/First State Global Infrastructure Fund to JNL/First Sentier Global Infrastructure Fund;
5.JNL/Invesco Global Real Estate Fund to JNL/WMC Global Real Estate Fund;
6.JNL/JPMorgan Growth & Income Fund to JNL/JPMorgan U.S. Value Fund;
7.JNL/Mellon MSCI World Index Fund to JNL/Mellon World Index Fund; and
8.JNL/Vanguard U.S. Stock Market Index Fund to JNL/Mellon U.S. Stock Market Index Fund.

New Funds
1.JNL/American Funds Bond Fund of America Fund; and
2.JNL Multi-Manager International Small Cap Fund.

Merged Funds
1.The JNL/Vanguard Capital Growth Fund was merged into the JNL/T. Rowe Price Established Growth Fund;
2.The JNL/Vanguard Small Company Growth Fund was merged into the JNL Multi-Manager Small Cap Growth Fund;
3.The JNL/AQR Large Cap Relaxed Constraint Equity Fund was merged into the JNL/AQR Large Cap Defensive Style Fund;
4.The JNL/AQR Managed Futures Strategy Fund was merged into the JNL Moderate Growth Allocation Fund;
5.The JNL/Boston Partners Global Long Short Equity Fund was merged into the JNL Multi-Manager Alternative Fund;
6.The JNL/DFA Growth Allocation Fund and the JNL/Mellon Index 5 Fund were merged into the JNL/Vanguard Growth ETF Allocation Fund;
7.The JNL/DFA Moderate Growth Allocation Fund was merged into the JNL/Vanguard Moderate Growth ETF Allocation Fund;
8.The JNL/Franklin Templeton International Small Cap Fund was merged into the JNL Multi-Manager International Small Cap Fund;
9.The JNL/Goldman Sachs Competitive Advantage Fund, the JNL/Goldman Sachs Dividend Income & Growth Fund, the JNL/Goldman Sachs Intrinsic Value Fund, and the JNL/Goldman Sachs Total Yield Fund were merged into the JNL/Mellon U.S. Stock Market Index Fund;
10.The JNL/PPM America Small Cap Value Fund was merged into the JNL Multi-Manager Small Cap Value Fund;
11.The JNL/Goldman Sachs International 5 Fund, the JNL/RAFI® Fundamental Asia Developed Fund, the JNL/RAFI® Fundamental Europe Fund, and the JNL/Vanguard International Stock Market Index Fund merged into the JNL/Mellon International Index Fund; and
12.The JNL/Vanguard Global Bond Market Index Fund merged into the JNL/Mellon Bond Index Fund.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES AND EXPENSES			LOCATION IN PROSPECTUS
Charges for Early Withdrawals
If you withdraw premium from your Contract within 3 years following the premium payment, you may be assessed a withdrawal charge. The maximum withdrawal charge is 8.0% of the amount of premium withdrawn. For example, if you make a withdrawal during the first year after a premium payment, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment. The withdrawal charge then gradually declines each year, until the 3rd year, after which no charge is made.

If you select the optional Contract Enhancement
(under which we credit your Contract Values with 2% of each premium payment you make in the first Contract Year) and make a partial or total withdrawal from your Contract in the first 3 years after a premium is received, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancement that we credited to your Contract based on your first year premiums. The maximum recapture charge is 2% of the amount withdrawn. For example, if you make a withdrawal during the first year after a premium payment, you could pay a recapture charge of up to $2,000 on a $100,000 investment.
Contract Charges- Withdrawal Charge, Contract Enhancement Recapture Charge
Transaction Charges	In addition to withdrawal charges, you also may be charged for other transactions, such as when you transfer cash value between investment options more than 25 times in a Contract Year, when you request an expedited delivery of your partial or complete withdrawal, or if you make a total withdrawal from your Contract after income payments have commenced under certain income options. In addition, for Contracts sold in certain states, you may be charged for premium taxes.			Contract Charges- Transfer Fee, Commutation Fee
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected.
Contract Charges- Optional Benefit Expenses; Fees and Expenses Tables
	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract	1.66%[1]	1.66%[1]	Fees and Expenses Tables - Periodic Expenses
	2. Investment options (Fund fees and expenses)	0.53%[2]	2.16%[2]	Fees and Expenses Tables - Total Annual Fund Operating Expenses
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.15%[3]	1.26%[3]	Fees and Expenses Tables - Periodic Expenses

1    As a percentage of average daily account value of Investment Divisions.

2    As a percentage of average Fund net assets.

3    The minimum fee reflects an annualized percentage of the daily net account value of Investment Divisions. The maximum fee reflects an annualized percentage of the applicable benefit base. The foregoing benefit-based add-on benefits are no longer offered under the Contract. Because a Contract’s benefit base is different from its Contract value, the minimum and maximum fees cannot be directly compared to each other.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender (withdrawal) charges that substantially increase costs.

	LOWEST ANNUAL COST: $1,991	HIGHEST ANNUAL COST: $4,728

Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract classes and Fund fees and expenses
•No add-on benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

Assumes:
•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract classes, add-on benefits, and Fund fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

	RISKS		Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract.		The Annuity Contract
Not a Short-Term Investment	This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
	Withdrawal charges apply for up to 3 years following your last premium payment. To the extent they apply, they will reduce the value of your Contract if you withdraw money during that time. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon.		The Annuity Contract
Risks Associated with Investment Options
•An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.
•Each investment option (including the Guaranteed Fixed Account and the GMWB Fixed Account) has its own unique risks.
•You should review the prospectuses for the available Funds before making an investment decision.
The Annuity Contract
Insurance Company Risks
Any obligations (including under the Guaranteed Fixed Account and the GMWB Fixed Account), guarantees, and benefits of the Contract are subject to the claims-paying ability of Jackson. More information about Jackson is available upon request from Jackson by calling 1-800-644-4565.
The Guaranteed Fixed Account and GMWB Fixed Account
RESTRICTIONS
Investments
•We reserve the right to charge $25 for each transfer when you transfer money between Investment Divisions in excess of 25 times in a Contract Year.
•Jackson may remove or substitute Funds as investment options available under the Contract, and may limit or suspend availability of the Fixed Account Options.
Investment Divisions

Optional Benefits
•Certain benefits may limit withdrawals or other rights under the Contract. Under certain benefits, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal.
•Not all add-on benefits are available through all broker-dealers and may vary by state or date of purchase.
•We may modify or discontinue an add-on benefit at any time.
Access To Your Money
TAXES
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.
Taxes
CONFLICTS OF INTEREST
Investment Professional Compensation	Your registered representative or other investment professionals may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment.	Distribution of Contracts
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.	Non-Qualified Contracts - 1035 Exchanges.

APPENDIX A

FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds (all Class A shares) available under the Contract, which is subject to change, as discussed in the prospectus. You can find the prospectuses and other information about the Funds online at connect.rightprospectus.com/Jackson. You can also request this information at no cost by calling 1-800-644-4565 or by sending an email request to ProspectusRequest@jackson.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge, including transaction charges. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/20)
			1 Year	5 Year	10 Year
	JNL/American Funds Balanced Fund[2]
Allocation	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.92%[1]	12.06%	9.70%	6.94%
	JNL/American Funds Bond Fund of America Fund[2,4]
Domestic/Global Fixed-Income	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.81%[1]	9.96%	5.20%	4.18%
	JNL/American Funds Capital Income Builder Fund[2]
Allocation	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.96%[1]	3.98%	N/A	N/A
	JNL/American Funds Capital World Bond Fund[2]
Domestic/Global Fixed-Income	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.05%[1]	9.55%	4.79%	2.74%
	JNL/American Funds Global Growth Fund[2]
Domestic/Global Equity	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.12%[1]	30.09%	15.95%	N/A
	JNL/American Funds Global Small Capitalization Fund[2]
Domestic/Global Equity	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.29%[1]	29.32%	14.08%	9.10%
	JNL/American Funds Growth Fund[2]
Domestic/Global Equity	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.94%[1]	51.60%	22.31%	N/A
	JNL/American Funds Growth-Income Fund[2]
Domestic/Global Equity	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.94%[1]	13.10%	13.49%	12.27%
	JNL/American Funds International Fund[2]
International	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.18%[1]	13.56%	10.29%	6.25%
	JNL/American Funds New World Fund[2]
International	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.28%[1]	23.06%	12.88%	6.11%
	JNL/American Funds® Washington Mutual Investors Fund[2]
Domestic/Global Equity	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.94%[1]	8.42%	10.49%	10.51%
	JNL Aggressive Growth Allocation Fund
Allocation		1.21%	16.37%	11.50%	9.26%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/20)
			1 Year	5 Year	10 Year
	JNL Conservative Allocation Fund
Allocation		1.14%	7.51%	5.72%	N/A
	JNL Growth Allocation Fund
Allocation		1.19%	15.34%	10.60%	9.00%
	JNL Moderate Allocation Fund
Allocation		1.15%	11.20%	7.29%	N/A
	JNL Moderate Growth Allocation Fund
Allocation		1.17%	12.75%	9.10%	7.89%
	JNL/American Funds Growth Allocation Fund
Allocation		1.06%	20.04%	12.67%	N/A
	JNL/American Funds Moderate Growth Allocation Fund
Allocation		1.04%	17.32%	10.53%	N/A
	JNL/Goldman Sachs 4 Fund
Domestic/Global Equity	(Goldman Sachs Asset Management, L.P. and Mellon Investments Corporation)	0.69%	4.52%	9.28%	11.58%
	JNL/Goldman Sachs Managed Aggressive Growth Fund
Allocation	(Goldman Sachs Asset Management, L.P.)	1.12%	20.10%	13.16%	10.59%
	JNL/Goldman Sachs Managed Conservative Fund
Allocation	(Goldman Sachs Asset Management, L.P.)	1.08%	8.79%	5.78%	4.65%
	JNL/Goldman Sachs Managed Growth Fund
Allocation	(Goldman Sachs Asset Management, L.P.)	1.09%	18.71%	12.24%	9.90%
	JNL/Goldman Sachs Managed Moderate Fund
Allocation	(Goldman Sachs Asset Management, L.P.)	1.08%	12.39%	7.90%	6.38%
	JNL/Goldman Sachs Managed Moderate Growth Fund
Allocation	(Goldman Sachs Asset Management, L.P.)	1.09%	15.55%	9.92%	8.02%
	JNL iShares Tactical Growth Fund
Allocation	(Mellon Investments Corporation)	0.88%	12.28%	9.95%	N/A
	JNL iShares Tactical Moderate Fund
Allocation	(Mellon Investments Corporation)	0.80%	8.68%	6.72%	N/A
	JNL iShares Tactical Moderate Growth Fund
Allocation	(Mellon Investments Corporation)	0.83%	11.15%	8.55%	N/A
	JNL/Vanguard Growth ETF Allocation Fund
Allocation	(Mellon Investments Corporation)	0.71%	13.65%	N/A	N/A
	JNL/Vanguard Moderate ETF Allocation Fund
Allocation	(Mellon Investments Corporation)	0.72%	9.65%	N/A	N/A
	JNL/Vanguard Moderate Growth ETF Allocation Fund
Allocation	(Mellon Investments Corporation)	0.72%	11.66%	N/A	N/A
	JNL Multi-Manager Alternative Fund
Alternative Strategies	(Boston Partners Global Investors, Inc.; DoubleLine Capital LP; First Pacific Advisors, LP; Kayne Anderson Rudnick Investment Management, LLC; Lazard Asset Management LLC; Loomis, Sayles & Company, L.P.; Westchester Capital Management, LLC; and Western Asset Management Company, LLC)	2.16%	7.58%	4.06%	N/A

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/20)
			1 Year	5 Year	10 Year
	JNL Multi-Manager Emerging Markets Equity Fund
International	(Kayne Anderson Rudnick Investment Management, LLC; T. Rowe Price Associates, Inc. (Sub-Sub-Adviser: T. Rowe Price Hong Kong Limited); WCM Investment Management, LLC; and Wellington Management Company LLP)	1.24%	8.90%	9.96%	2.10%
	JNL Multi-Manager International Small Cap Fund
International	(Baillie Gifford Overseas Limited; Causeway Capital Management LLC; and WCM Investment Management, LLC)	1.21%	32.18%	N/A	N/A
	JNL Multi-Manager Mid Cap Fund
Domestic/Global Equity	(Champlain Investment Partners, LLC; ClearBridge Investments, LLC; Nuance Investments, LLC; and Victory Capital Management Inc.)	1.09%	14.52%	N/A	N/A
	JNL Multi-Manager Small Cap Growth Fund
Domestic/Global Equity	(Granahan Investment Management, Inc.; Kayne Anderson Rudnick Investment Management, LLC; Victory Capital Management Inc.; and WCM Investment Management, LLC)	0.98%	46.43%	21.27%	14.06%
	JNL Multi-Manager Small Cap Value Fund
Domestic/Global Equity	(Congress Asset Management Company, LLP; Cooke & Bieler, L.P.; Reinhart Partners, Inc.; River Road Asset Management, LLC; and WCM Investment Management, LLC)	1.09%	5.76%	9.19%	8.03%
	JNL/AQR Large Cap Defensive Style Fund
Domestic/Global Equity	(AQR Capital Management, LLC)	0.87%	11.78%	N/A	N/A
	JNL/Baillie Gifford International Growth Fund
International	(Baillie Gifford Overseas Limited)	0.98%	56.66%	N/A	N/A
	JNL/BlackRock Advantage International Fund
International	(BlackRock Investment Management, LLC)	1.00%	6.82%	N/A	N/A
	JNL/BlackRock Global Allocation Fund
Allocation	(BlackRock Investment Management, LLC)	1.05%	18.94%	8.89%	6.36%
	JNL/BlackRock Global Natural Resources Fund
Alternative Assets	(BlackRock International Limited)	1.01%	4.29%	4.00%	-2.04%
	JNL/BlackRock Large Cap Select Growth Fund
Domestic/Global Equity	(BlackRock Investment Management, LLC)	0.86%	38.43%	20.16%	16.20%
	JNL/Causeway International Value Select Fund
International	(Causeway Capital Management LLC)	0.97%	5.89%	5.95%	3.63%
	JNL/ClearBridge Large Cap Growth Fund
Domestic/Global Equity	(ClearBridge Investments, LLC)	0.94%	30.50%	N/A	N/A
	JNL/DFA International Core Equity Fund
International	(Dimensional Fund Advisors LP)	0.91%	6.96%	N/A	N/A
	JNL/DFA U.S. Core Equity Fund
Domestic/Global Equity	(Dimensional Fund Advisors LP)	0.80%	15.85%	13.67%	12.01%
	JNL/DFA U.S. Small Cap Fund
Domestic/Global Equity	(Dimensional Fund Advisors LP)	1.02%	13.18%	10.61%	N/A

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/20)
			1 Year	5 Year	10 Year
	JNL/DoubleLine® Core Fixed Income Fund
Domestic/Global Fixed-Income	(DoubleLine Capital LP)	0.77%	5.09%	4.08%	3.53%
	JNL/DoubleLine® Emerging Markets Fixed Income Fund
International Fixed-Income	(DoubleLine Capital LP)	1.09%	3.04%	N/A	N/A
	JNL/DoubleLine® Shiller Enhanced CAPE® Fund
Domestic/Global Equity	(DoubleLine Capital LP)	1.02%	15.18%	16.26%	N/A
	JNL/DoubleLine® Total Return Fund
Domestic/Global Fixed-Income	(DoubleLine Capital LP)	0.83%	2.66%	3.23%	N/A
	JNL/Fidelity Institutional Asset Management® Total Bond Fund
Domestic/Global Fixed-Income	(FIAM LLC)	0.80%	8.41%	4.15%	3.92%
	JNL/First Sentier Global Infrastructure Fund
Alternative Assets	(First Sentier Investors (Australia) IM Ltd)	1.15%	-3.68%	7.20%	N/A
	JNL/Franklin Templeton Global Multisector Bond Fund
Domestic/Global Fixed-Income	(Franklin Advisers, Inc.)	1.08%	-6.70%	0.40%	N/A
	JNL/Franklin Templeton Growth Allocation Fund
Allocation	(Franklin Advisers, Inc. (Sub-Sub-Advisers: Franklin Templeton Institutional, LLC and Templeton Global Advisors Limited))	1.03%[1]	11.28%	8.50%	7.46%
	JNL/Franklin Templeton Income Fund
Domestic/Global Equity	(Franklin Advisers, Inc.)	0.94%	0.87%	7.05%	5.84%
	JNL/GQG Emerging Markets Equity Fund
International	(GQG Partners, LLC)	1.36%	33.12%	N/A	N/A
	JNL/Harris Oakmark Global Equity Fund
Domestic/Global Equity	(Harris Associates L.P.)	1.14%	11.25%	9.10%	N/A
	JNL/Heitman U.S. Focused Real Estate Fund
Alternative Assets	(Heitman Real Estate Securities LLC)	1.10%	-4.14%	N/A	N/A
	JNL/Invesco Diversified Dividend Fund
Domestic/Global Equity	(Invesco Advisers, Inc.)	0.99%	0.61%	N/A	N/A
	JNL/Invesco Global Growth Fund
Domestic/Global Equity	(Invesco Advisers, Inc.)	0.95%	28.17%	14.76%	11.39%
	JNL/Invesco International Growth Fund
International	(Invesco Advisers, Inc.)	0.99%	13.78%	8.55%	6.62%
	JNL/Invesco Small Cap Growth Fund
Domestic/Global Equity	(Invesco Advisers, Inc.)	1.06%	56.51%	19.78%	15.54%
	JNL/JPMorgan Global Allocation Fund
Allocation	(J.P. Morgan Investment Management Inc.)	1.08%[1]	11.70%	7.66%	N/A

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/20)
			1 Year	5 Year	10 Year
	JNL/JPMorgan U.S. Value Fund
Domestic/Global Equity	(J.P. Morgan Investment Management Inc.)	0.91%	-3.78%	6.12%	7.15%
	JNL/JPMorgan Hedged Equity Fund
Alternative Strategies	(J.P. Morgan Investment Management Inc.)	0.97%	13.80%	N/A	N/A
	JNL/JPMorgan MidCap Growth Fund
Domestic/Global Equity	(J.P. Morgan Investment Management Inc.)	0.90%	47.97%	20.67%	16.37%
	JNL/JPMorgan U.S. Government & Quality Bond Fund
Domestic/Global Fixed-Income	(J.P. Morgan Investment Management Inc.)	0.69%	6.95%	3.53%	3.30%
	JNL/Lazard International Strategic Equity Fund
International	(Lazard Asset Management LLC)	1.17%	13.03%	8.54%	N/A
	JNL/Loomis Sayles Global Growth Fund
Domestic/Global Equity	(Loomis, Sayles & Company, L.P.)	1.01%	34.85%	N/A	N/A
	JNL/Lord Abbett Short Duration Income Fund
Domestic/Global Fixed-Income	(Lord, Abbett & Co. LLC)	0.82%	N/A	N/A	N/A
	JNL/Mellon Bond Index Fund[3]
Domestic/Global Fixed-Income	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.56%[1]	7.05%	3.82%	3.23%
	JNL/Mellon Communication Services Sector Fund
Sector	(Mellon Investments Corporation)	0.67%	25.26%	13.79%	11.30%
	JNL/Mellon Consumer Discretionary Sector Fund
Sector	(Mellon Investments Corporation)	0.64%	47.01%	19.02%	17.93%
	JNL/Mellon Consumer Staples Sector Fund
Sector	(Mellon Investments Corporation)	0.67%	10.43%	N/A	N/A
	JNL/Mellon DowSM Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.65%	8.96%	13.99%	13.66%
	JNL/Mellon Emerging Markets Index Fund[3]
International	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.72%[1]	17.10%	11.89%	N/A
	JNL/Mellon Energy Sector Fund
Sector	(Mellon Investments Corporation)	0.65%	-33.73%	-6.69%	-4.11%
	JNL/Mellon Equity Income Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.90%	2.45%	10.31%	N/A
	JNL/Mellon Financial Sector Fund
Sector	(Mellon Investments Corporation)	0.64%	-2.72%	10.22%	10.29%
	JNL/Mellon Healthcare Sector Fund
Sector	(Mellon Investments Corporation)	0.63%	17.52%	12.04%	15.87%
	JNL/Mellon Industrials Sector Fund
Sector	(Mellon Investments Corporation)	0.70%	13.56%	N/A	N/A
	JNL/Mellon Information Technology Sector Fund
Sector	(Mellon Investments Corporation)	0.63%	45.12%	26.91%	19.22%
	JNL/Mellon International Index Fund[3]
International	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.62%[1]	7.70%	7.21%	5.16%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/20)
			1 Year	5 Year	10 Year
	JNL/Mellon Materials Sector Fund
Sector	(Mellon Investments Corporation)	0.70%	18.84%	N/A	N/A
	JNL/Mellon MSCI KLD 400 Social Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.76%	20.52%	N/A	N/A
	JNL/Mellon World Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.67%	15.61%	11.71%	8.49%
	JNL/Mellon Nasdaq® 100 Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.65%	47.96%	23.77%	19.64%
	JNL/Mellon Real Estate Sector Fund
Sector	(Mellon Investments Corporation)	0.69%	-5.32%	N/A	N/A
	JNL/Mellon S&P 400 MidCap Index Fund[3]
Domestic/Global Equity	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.56%[1]	12.99%	11.75%	10.95%
	JNL/Mellon S&P 500 Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.53%	17.78%	14.62%	13.27%
	JNL/Mellon Small Cap Index Fund[3]
Domestic/Global Equity	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.56%[1]	10.81%	11.87%	10.38%
	JNL/Mellon U.S. Stock Market Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.59%	20.18%	N/A	N/A
	JNL/Mellon Utilities Sector Fund
Sector	(Mellon Investments Corporation)	0.66%	-1.05%	10.71%	N/A
	JNL/MFS Mid Cap Value Fund
Domestic/Global Equity	(Massachusetts Financial Services Company (d/b/a MFS Investment Management))	0.96%	3.87%	9.04%	8.80%
	JNL/Morningstar Wide Moat Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.77%	14.17%	N/A	N/A
	JNL/Neuberger Berman Strategic Income Fund
Domestic/Global Fixed-Income	(Neuberger Berman Investment Advisers LLC)	0.94%	7.01%	5.20%	N/A
	JNL/PIMCO Income Fund
Domestic/Global Fixed-Income	(Pacific Investment Management Company LLC)	0.94%	4.95%	N/A	N/A
	JNL/PIMCO Investment Grade Credit Bond Fund
Domestic/Global Fixed-Income	(Pacific Investment Management Company LLC)	0.74%	10.52%	7.00%	N/A
	JNL/PIMCO Real Return Fund
Domestic/Global Fixed-Income	(Pacific Investment Management Company LLC)	0.95%	11.46%	5.07%	3.50%
	JNL/PPM America Floating Rate Income Fund
Domestic/Global Fixed-Income	(PPM America, Inc.)	0.94%	0.46%	3.91%	N/A
	JNL/PPM America High Yield Bond Fund
Domestic/Global Fixed-Income	(PPM America, Inc.)	0.75%	5.11%	7.52%	5.87%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/20)
			1 Year	5 Year	10 Year
	JNL/PPM America Total Return Fund
Domestic/Global Fixed-Income	(PPM America, Inc.)	0.79%	9.85%	5.64%	5.16%
	JNL/RAFI® Fundamental U.S. Small Cap Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.67%	8.62%	4.56%	5.85%
	JNL/RAFI® Multi-Factor U.S. Equity Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.67%	9.95%	9.25%	9.85%
	JNL/T. Rowe Price Balanced Fund
Allocation	(T. Rowe Price Associates, Inc.)	1.01%	11.98%	8.84%	N/A
	JNL/T. Rowe Price Capital Appreciation Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.)	0.97%	17.48%	12.60%	N/A
	JNL/T. Rowe Price Established Growth Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.)	0.83%	37.09%	19.15%	16.75%
	JNL/T. Rowe Price Mid-Cap Growth Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.)	0.99%	23.55%	15.91%	14.40%
	JNL/T. Rowe Price Short-Term Bond Fund
Domestic/Global Fixed-Income	(T. Rowe Price Associates, Inc.)	0.71%	3.93%	2.33%	1.63%
	JNL/T. Rowe Price U.S. High Yield Fund
Domestic/Global Fixed-Income	(T. Rowe Price Associates, Inc.)	0.99%	3.45%	N/A	N/A
	JNL/T. Rowe Price Value Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.)	0.87%	10.27%	10.59%	11.41%
	JNL/WCM Focused International Equity Fund
International	(WCM Investment Management, LLC)	1.13%	32.01%	16.78%	N/A
	JNL/Westchester Capital Event Driven Fund
Alternative Strategies	(Westchester Capital Management, LLC)	1.74%	6.30%	6.18%	N/A
	JNL/WMC Balanced Fund
Domestic/Global Equity	(Wellington Management Company LLP)	0.73%	8.33%	9.64%	8.87%
	JNL/WMC Equity Income Fund
Domestic/Global Equity	(Wellington Management Company LLP)	0.89%	2.59%	N/A	N/A
	JNL/WMC Global Real Estate Fund
Alternative Assets	(Wellington Management Company LLP)	1.03%	-12.13%	2.61%	4.82%
	JNL/WMC Government Money Market Fund
Domestic/Global Fixed-Income	(Wellington Management Company LLP)	0.15%[1]	0.21%	0.60%	0.30%
	JNL/WMC Value Fund
Domestic/Global Equity	(Wellington Management Company LLP)	0.78%	1.52%	8.70%	9.35%

1	The Fund’s current expenses reflect temporary fee reductions.
2	Capital Research and Management Company is the investment adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.
3	Mellon Investments Corporation is the investment sub-adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.
4	The performance displayed is that of the Master Fund. The Fund is newly formed and does not have performance information of its own prior to April 26, 2021.

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The EDGAR contract identifier for the Contract is: #C000030219
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